UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bridgewater Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

108621103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 108621103

1.	Names of Reporting Persons Jerry J. Baack

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,435,996(1)(2)(3)

	6.	Shared Voting Power 7,000(4)

	7.	Sole Dispositive Power 1,435,996 (1)(2)(3)

	8.	Shared Dispositive Power 7,000(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,442,996(1)(2)(3)(4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.15%(5)

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 258,750 shares of common stock underlying options that are currently exercisable within 60 days of December 31, 2022 and excludes 91,250 shares of common stock underlying options that are subject to vesting.
(2)	Includes 4,800 shares of unvested restricted stock of which Mr. Baack has the right to vote. Excludes 26,766 shares of restricted stock units that will not vest within 60 days of December 31, 2022.
(3)	Includes 3,000 shares held by Mr. Baack as custodian for children. Includes 4,200 shares held by Mr. Baack for dependent child.
(4)	Includes 7,000 shares held jointly with Mr. Baack’s spouse.
(5)	Based on 27,751,950 shares of common stock outstanding as of December 31, 2022, as reflected in the Issuer’s Form 8-K dated January 25, 2023, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 25, 2023.

Item 1.

	(a)	Name of Issuer Bridgewater Bancshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416

Item 2.

	(a)	Name of Person Filing Jerry J. Baack
	(b)	Address of Principal Business Office or, if none, Residence 4450 Excelsior Blvd., Suite 100, St. Louis Park, MN 55416
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 108621103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,442,996(6)(7)(8)(9)
(b) Percent of class: 5.15%(10)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,435,996 (6)(7)(8)
(ii) Shared power to vote or to direct the vote 7,000(9)
(iii) Sole power to dispose or to direct the disposition of 1,435,996 (6)(7)(8)
(iv) Shared power to dispose or to direct the disposition of 7,000(9)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

(6)	Includes 258,750 shares of common stock underlying options that are currently exercisable within 60 days of December 31, 2022 and excludes 91,250 shares of common stock underlying options that are subject to vesting.
(7)	Includes 4,800 shares of unvested restricted stock of which Mr. Baack has the right to vote. Excludes 26,766 shares of restricted stock units that will not vest within 60 days of December 31, 2022.
(8)	Includes 3,000 shares held by Mr. Baack as custodian for children. Includes 4,200 shares held by Mr. Baack for dependent child.
(9)	Includes 7,000 shares held jointly with Mr. Baack’s spouse.
(10)	Based on 27,751,950 shares of common stock outstanding as of December 31, 2022, as reflected in the Issuer’s Form 8-K dated January 25, 2023, as filed by the Issuer with the U.S. Securities and Exchange Commission on January 25, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2023
Date

/s/ Ben Klocke
Signature

Ben Klocke, attorney-in-fact for Jerry J. Baack pursuant to Power of Attorney attached to this Schedule 13G
Name/Title

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Joe Chybowski and Ben Klocke, each with full power and authority to act alone, as the undersigned’s true and lawful attorney-in-fact to:

(1)               prepare, execute for and on behalf of the undersigned, and submit to the United States Securities and Exchange Commission (the “Commission”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the Commission of reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 13(d) of the Exchange Act, or any rule or regulation of the Commission;

(2)               execute for and on behalf of the undersigned, in the undersigned’s capacity as a reporting person of Bridgewater Bancshares, Inc. (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder, or Forms 144 pursuant to the Exchange Act;

(3)               execute for and on behalf of the undersigned, in the undersigned’s capacity as a more than five percent (5%) shareholder of the Company, any Schedule 13D or Schedule 13G and any amendments thereto in accordance with Section 13(d) of the Exchange Act and the rules thereunder;

(4)               do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Form 144 or any Schedule 13D or Schedule 13G, including any amendment or amendments thereto and file such form or schedule with the Commission and the applicable stock exchange or similar authority;

(5)               seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to each of the undersigned’s attorneys-in-fact appointed by this Power of Attorney and approves and ratifies any such release of information; and

(6)               take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any of such attorneys-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any of such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as any of such attorneys-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to act separately and to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that any of such attorneys-in-fact, or the substitute or substitutes of any of such attorneys-in-fact, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5, Form 144 and Schedule 13D or Schedule 13G (including any amendments thereto) with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned agrees to hold the attorneys-in-fact, or either one of them, jointly and severally, free and harmless from any and all loss, damage or liability that they, or either one of them, may sustain as a result of any action taken in good faith hereunder and not due to the attorney-in-fact’s own negligence, misconduct or bad faith.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of February, 2023.

Signature:	/s/Jerry Baack
Name:	Jerry Baack